UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

OPENTABLE, INC.

(Name of Subject Company)

OPENTABLE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68372A104

(CUSIP Number of Class of Securities)

Matthew J. Roberts

President and Chief Executive Officer

OpenTable, Inc.

One Montgomery Street, 7th Floor

San Francisco, California 94104

(415) 344-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OpenTable, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Rhombus, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of The Priceline Group Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $103.00 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on June 25, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading “Certain Litigation” with the following:

“Certain Litigation.

Following the announcement of the execution of the Merger Agreement, three purported stockholder class actions were filed challenging the transaction.  All of the actions were filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”): Raul v. OpenTable, Inc., et al., No. 9776-CB (filed June 17, 2014); Guerra v. OpenTable, Inc., et al., No. 9786-CB (filed June 18, 2014); and Seibert v. OpenTable, Inc., et al., No. 9790-CB (filed June 19, 2014).  On June 30, 2014, plaintiffs in the Guerra action  filed an amended complaint (the “Amended Guerra Complaint”).  Also on June 30, 2014, plaintiffs in the Guerra action filed a motion to consolidate the Delaware Actions, to be appointed as lead plaintiffs and for the Amended Guerra Complaint to be designated the operative complaint in the consolidated action. On July 2, 2014, plaintiffs in the Seibert action filed an amended complaint (the “Amended Seibert Complaint”, and together with the Amended Guerra Complaint, the “Amended Complaints”).  Also on July 2, 2014, plaintiffs in the Seibert action filed a motion for expedited proceedings and a motion for a preliminary injunction to enjoin the consummation of the proposed transaction.  On July 3, 2014, the Delaware Court of Chancery granted an order of consolidation and appointment of co-lead counsel, consolidating the Delaware Actions for all purposes under the caption In re OpenTable, Inc., Stockholder Litigation, Consolidated C.A. No. 9776-CB and designating the Amended Seibert Complaint as the operative complaint (the “Complaint”).

The Complaint names as defendants the Company, the members of the Company Board, Parent and Acquisition Sub.  The Complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the proposed transaction, and that the Merger Agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The Complaint also alleges that the disclosures regarding the Offer and the Merger in the Schedule 14D-9 are inadequate or misleading.  The Complaint further alleges that the Company, Parent and Acquisition Sub aided and abetted the purported breaches of fiduciary duty.  The Complaint seeks injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The Delaware Court of Chancery has scheduled a hearing on plaintiffs’ motion for preliminary injunction for July 18, 2014. The foregoing description is qualified in its entirety by reference to the complaints and the Amended Complaints, which are filed as Exhibits (a)(9)-(a)(13) to this Schedule 14D-9 and are incorporated herein by reference.

The outcome of these matters cannot be predicted with any certainty.  A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.”

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(13)

Amended Complaint filed by Victor Seibert, on behalf of himself and all others similarly situated, on July 2, 2014, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OpenTable, Inc.

	By:	/s/ John Orta
Name: John Orta
Title: Senior Vice President and General Counsel

Dated: July 3, 2014